=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 7)1

                               Acxiom Corporation
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  005125109
                ------------------------------------------------
                                (CUSIP Number)

                             Allison Bennington
                              ValueAct Capital
                        435 Pacific Avenue, Fourth Floor
                           San Francisco, CA 94133
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               With a Copy to:
                        Christopher G. Karras, Esq.
                               Dechert LLP
                          4000 Bell Atlantic Tower
                            1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793
                          Ph. (215) 994-4000

                             September 27, 2005
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 2 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,802,970**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,802,970**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,802,970**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   10.3%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 3 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Partners Co-Investors, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         138,660**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        138,660**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    138,660**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 4 of 19
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 5 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                              Page 6 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 005125109                                             Page 7 of 19
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         9,941,630**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        9,941,630**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,941,630**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

      THE PURPOSE OF THIS AMENDMENT NO. 7 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

ITEM 4.  PURPOSE OF TRANSACTION.

         On October 3, 2005, the Reporting Persons sent a letter (the "Letter") to Mr. Charles Morgan, the Chairman of the Board of Directors and Chief Executive Officer of the Issuer, notifying him that the Reporting Person has entered into a series of consulting agreements described more fully in Item 6 hereof, attached hereto as Exhibits C, D and E respectively, and incorporated herein by reference. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference.

ITEM 6 - Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On September 21, 2005, VA Partners, LLC ("ValueAct Capital") entered into a Consulting Agreement (the "Andreozzi Agreement") with Andreozzi Consulting, LLC ("Andreozzi"), pursuant to which ValueAct Capital granted an option to Andreozzi to purchase 160,000 shares of the Issuer's common stock owned by the Reporting Persons at an exercise price equal to $18.7841 per share. The Andreozzi Agreement provides that fifty percent of the option vested on September 21, 2005 and fifty percent of the option will vest on February 24, 2006 so long as Andreozzi is continuing to provide services to ValueAct Capital in accordance with the Andreozzi Agreement; however, if Andreozzi voluntarily terminates its relationship with ValueAct Capital, other than due to death or disability, between February 24, 2006 and September 5, 2006, all unexercised options shall terminate. Pursuant to the Andreozzi Agreement, Lou Andreozzi has agreed to provide strategic and operational consulting services regarding ValueAct Capital's investment in the Issuer and to stand for election to the Issuer's board of directors. A copy of the Andreozzi Agreement is attached as Exhibit C to this report and is incorporated herein by reference.

         On September 21, 2005 and September 27, 2005, ValueAct Capital entered into Consulting Agreements (together, the "Other Agreements") with Mike Wood and Michael Lawrie, pursuant to which ValueAct Capital granted stock appreciation rights in the Issuer to each such person in the amount of 100,000 shares of the Issuer's common stock owned by the Reporting Persons at a base price equal to $18.7841 per share. The Other Agreements provide that fifty percent of each grant vested on October 1, 2005 and fifty percent of the grant will vest on February 24, 2006 and will be deemed exercised on September 5, 2006; however, if such grantee voluntarily terminates his relationship with ValueAct Capital, other than due to death or disability, between February 24, 2006 and September 5, 2006, then such person's grant shall terminate with no further compensation due. Pursuant to the Other Agreements, each of Mr. Wood and Mr. Lawrie has agreed to provide strategic and operational consulting services regarding ValueAct Capital's investment in the Issuer and to stand for election to the Issuer's board of directors. Copies of the Other Agreement are attached as Exhibits D and E, respectively, to this report and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A)  Joint Filing Agreement
B)  Letter from Reporting Persons dated October 3, 2005 to the Issuer
C)  Consulting Agreement with Andreozzi Consulting, LLC dated September 21, 2005
D)  Consulting Agreement with Mike Wood dated September 21, 2005
E)  Consulting Agreement with Mike Lawrie dated September 27, 2005

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  October 3, 2005        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  October 3, 2005        Peter H. Kamin, Managing Member

                               Exhibit A
                       JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Acxiom Corporation is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member

                              ValueAct Capital Partners Co-Investors L.P., by VA Partners, L.L.C., its General Partner


                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  October 3, 2005        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  October 3, 2005        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  October 3, 2005        Peter H. Kamin, Managing Member

                               Exhibit B

                               LETTER

                             VAC
                                VALUEACT CAPITAL
                           October 3, 2005


CONFIDENTIAL - VIA ELECTRONIC MAIL
Acxiom Corporation
1 Information Way
Little Rock, Arkansas 72202
Attn:	Board of Directors

Re:	Acxiom Corporation (the "Company")

Ladies and Gentlemen of the Board of Directors:

As we discussed with Charles Morgan at the Company's annual shareholders event on August 3rd, 2005, ValueAct Capital remains interested in acquiring all of the shares of the Company that it does not already own.

In pursuit of such interest, we wish to inform you that we have recruited the following persons who, together, have over 40 years of operating experience in the information services and technology industries.

Lou Andreozzi, most recently President and CEO of LexisNexis;

Mike Lawrie, most recently CEO of Siebel Systems. Prior to Siebel
Systems, Mr. Lawrie held various positions with IBM, most recently as Senior Vice President and Group Executive; and

Mike Wood, most recently CFO of Worldspan Technologies and Senior Vice President and General Manager for ChoicePoint, Inc.


Sincerely,


/s/ Jeffrey W. Ubben

Jeffrey W. Ubben
Managing Partner

                               Exhibit C

                            VA PARTNERS, LLC
             Consulting Agreement With Andreozzi Consulting, LLC

     Agreement: VA Partners, LLC (the "Company") agrees to engage Andreozzi Consulting, LLC ("Andreozzi LLC") and Andreozzi LLC agrees to make available the services of Lou Andreozzi (the "Consultant") as a consultant to the Company.

     Term:  This Agreement shall begin on September 6, 2005 (the
"Effective Date") and end on September 5, 2006 (the "Initial Term"), subject to extension as agreed by the parties in writing within 60 days of the end of the Initial Term.

     Services: Throughout the Initial Term, Andreozzi LLC shall make Consultant available to provide the Company up to 30 hours per week of strategic and operational consulting services regarding the Company's investment in Acxiom Corporation ("Acxiom"). Provided that the Company has not delivered a written notice of termination to Andreozzi LLC under this Agreement prior to February 24, 2006, Consultant agrees to stand for election to Acxiom's board of directors in 2006 and, if elected, shall serve as a director until his term expires. If elected to Acxiom's board of directors, Consultant shall be compensated for such service as other like directors are compensated.

     Consulting Fee:  $50,000 per month paid by the 15th of the month.

     Business Expenses: The Company shall reimburse Andreozzi LLC and/or Consultant for reasonable travel and living expenses incurred while the Consultant is required by the Company to be away from his principal place of business. It is expected that such expenses during the Initial Term will not exceed $25,000 unless otherwise agreed to by the parties.

     Equity:

        - Award: Effective September 21, 2005, the Company shall grant to Andreozzi LLC an option to purchase 160,000 shares of Acxiom stock (the "Option").

        - Exercise Price: The exercise price of the Option shall equal $18.7841 per share.

        - Vesting: Subject to the termination provisions below, the Option shall vest as follows:
           * 50% of the Option (80,000 shares) shall vest upon September
             21, 2005.
           * 50% of the Option (80,000 shares) shall vest on February 24, 2006 so long as the Consultant continues to provide services to the Company on such date.

        - Option Term: The Option term shall expire on September 5, 2009.

- Exercise: Andreozzi LLC (or its successor) may exercise the Option by paying the exercise price (i) in cash or (ii) by such other method as the Company may approve upon the earlier of (i) September 5, 2006, (ii) the date upon which the Company obtains control of Acxiom pursuant to a Proxy Contest as described herein, or (iii) the date upon which the Company liquidates a majority (measured as the Effective Date) of its holdings in Acxiom.

        - Adjustment: The number of shares underlying the Option and the exercise price shall be adjusted to reflect and increase or decrease in the number of Acxiom shares to preclude the enlargement or dilution of the rights and benefits under the Option as a result of any stock dividend, recapitalization, stock split or any other extraordinary event affecting the outstanding Acxiom shares without the receipt of consideration.

- Voting Agreement: In the event Consultant is not elected to the Acxiom Board of Directors, Andreozzi LLC agrees to vote any shares owned as a result of the exercise of the Option as directed in writing by the Company.

     Termination:

        - Andreozzi LLC may voluntarily terminate its relationship with the Company during the Initial Term at any time and, upon such event, the Consultant will no longer provide services to the Company. Upon
Andreozzi LLC's termination of the relationship with the Company, the Company shall pay the Consulting Fee through the effective date of termination on a pro rata basis.

        - The Company may terminate the relationship with Andreozzi LLC for any reason, but only upon 90 days written notice. During this time the Company, at its election, may continue to require Andreozzi LLC to provide services to the Company unless the Company otherwise terminates the Agreement sooner.

        - If Andreozzi LLC terminates its relationship with the Company (other than due to the death or disability of the Consultant) any time between February 24, 2006 and September 5, 2006, any unexercised options shall immediately terminate.

- If Andreozzi LLC terminates its relationship with the Company due to the death or disability of Consultant, such termination shall not affect any unexercised options that have vested under this Agreement as of the effective date of the termination.

     Indemnification: The Company shall cover the Consultant under the Company's existing Indemnification policies and/or programs. Copies of said policies shall be provided promptly to Consultant's attorney.

     Prior Agreements: Consultant has provided to the Company copies of any non-compete, non-solicitation, or non-hire contracts or provisions currently applicable to Consultant.

     Proxy Contest: If during the Initial Term, the Company is successful in obtaining control of Acxiom, then (a) the Company shall use its best efforts to procure for the Consultant the position of Chief

Executive Officer at Acxiom on terms and conditions mutually acceptable to each party and (b) the Consultant shall have the option to accept such position on such terms.

     Publicity: Except in the case of public filings required of the Company pursuant to the securities laws of the United States, any disclosure or public statements regarding the contents or nature of this agreement shall be coordinated between the parties.

     Governing Law: This Agreement shall be governed by and construed in accordance with the laws of New York without regard to principles of conflicts of law. The parties acknowledge that this Agreement is a joint product and shall not be construed for or against any party on the ground of sole authorship.

     Arbitration: Any controversy or claim arising out of or relating to this Agreement shall be submitted to binding arbitration under, and by a single arbitrator appointed in accordance with, the then current commercial arbitration rules of the American Arbitration Association. Any such arbitration shall be conducted in Newark, New Jersey. The parties shall share equally the costs and expenses of any such arbitration. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.


VA Partners, LLC

By:	/s/ Jeffrey W. Ubben                            Date:  9/21/2005
   --------------------------------                          ----------


ANDREOZZI CONSULTING, LLC

By:	/s/ Lou Andreozzi                               Date:  9/21/2005
   --------------------------------                          ----------

                               Exhibit D

                            VA PARTNERS, LLC
                   Consulting Agreement with Mike Wood

     Agreement: VA PARTNERS, LLC (the "Company") agrees to engage Mike Wood ("Mr. Wood") as a consultant and Mr. Wood agrees to act in such capacity for the Company.

     Term:  This Agreement shall begin on September 6, 2005 (the
"Effective Date") and end on September 5, 2006 (the "Initial Term"), subject to extension as agreed by the parties in writing within 60 days of the end of the Initial Term.

     Services: Throughout the Initial Term, Mr. Wood shall be available to provide the Company strategic and operational consulting services regarding the Company's investment in Acxiom Corporation ("Acxiom"). Provided that the Company has not delivered a written notice of termination to Mr. Wood under this Agreement prior to February 24, 2006, Mr. Wood agrees to stand for election to Acxiom's board of directors in 2006 and, if elected, shall serve as a director until his term expires. If elected to Acxiom's board of directors, Mr. Wood shall be compensated for such service as other like directors are compensated.

     Business Expenses: The Company shall reimburse Mr. Wood for reasonable travel and living expenses incurred while Mr. Wood is required by the Company to be away from his principal place of business. It is expected that such expenses during the Initial Term will not exceed $25,000 unless otherwise agreed to by the parties.

     Equity:

        - Award: 100,000 Stock Appreciation Rights ("SARSs") in Acxiom (the "Grant").

        - Base Price:  $18.7841 for each SAR (the "Base Price").

        - Vesting: Subject to the termination provisions below, the Grant will vest in two traunches, as follows:
           * 50% of the Grant (50,000 SARs) will vest on October 1, 2005.
           * The remaining 50% of the Grant (50,000 SARs) will vest on February 24, 2006.

- Settlement Date: Subject to the termination provisions below, the Consultant shall be deemed to exercise the entire vested portion of the Grant on September 5, 2006 (the "Settlement Date"). If any portion of the Grant is not vested on the Settlement Date, such portion of the Grant shall be forfeited.

        - Payment of Grant: Subject to the termination provisions below, on the Settlement Date, the Consultant shall receive a cash payment equal to the closing price of the common stock of Acxiom on the Settlement Date less the Base Price, multiplied by the number of SARs in the Grant that are vested as of the Settlement Date, if any.

        - Adjustment: The number of shares underlying the Grant and the Base Price shall be adjusted to reflect any increase or decrease in the number of Acxiom shares to preclude the enlargement or dilution of the rights and benefits under the Grant as a result of any stock dividend, recapitalization, stock split or any other extraordinary event affecting the outstanding Acxiom shares without the receipt of consideration.

     Termination:

        - If Mr. Wood terminates his relationship with the Company (other than due to the death or disability of the Mr. Wood) any time between February 24, 2006 and September 5, 2006, then the grant shall be immediately forfeited and terminated with no further compensation due to Mr. Wood.

        - If this agreement is terminated due to Mr. Wood's death or disability, such termination shall not affect any vested portion of the Grant as of the effective date of such termination.

     Indemnification:  The Company shall cover Mr. Wood under the
Company's existing Indemnification policies and/or programs.

     Prior Agreements: Mr. Wood has provided to the Company copies of any non-compete, non-solicitation, or non-hire contracts or provisions currently applicable to Mr. Wood.

     Publicity: Except in the case of public filings required of the Company pursuant to the securities laws of the United States, any disclosure or public statements regarding the contents or nature of this agreement shall be coordinated between the parties.

     Governing Law: This Agreement shall be governed by and construed in accordance with the laws of New York without regard to principles of conflicts of law. The parties acknowledge that this Agreement is a joint product and shall not be construed for or against any party on the ground of sole authorship.

     Arbitration: Any controversy or claim arising out of or relating to this Agreement shall be submitted to binding arbitration under, and by a single arbitrator appointed in accordance with, the then current commercial arbitration rules of the American Arbitration Association. Any such arbitration shall be conducted in New York, NY. The parties shall share equally the costs and expenses of any such arbitration. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.


VA PARTNERS, LLC

By:	/s/ Jeffrey W. Ubben                            Date:  9/21/2005
   --------------------------------                          ----------

MICHAEL WOOD

By:	/s/ Michael Wood                                Date:  9/21/2005
   --------------------------------                          ----------

                               Exhibit D

                            VA PARTNERS, LLC
                Consulting Agreement with Mike Lawrie

     Agreement: VA PARTNERS, LLC (the "Company") agrees to engage Michael Lawrie ("Mr. Lawrie") as a consultant and Mr. Lawrie agrees to act in such capacity for the Company.

     Term:  This Agreement shall begin on September 6, 2005 (the
"Effective Date") and end on September 5, 2006 (the "Initial Term"), subject to extension as agreed by the parties in writing within 60 days of the end of the Initial Term.

     Services: Throughout the Initial Term, Mr. Lawrie shall be available to provide the Company strategic and operational consulting services regarding the Company's investment in Acxiom Corporation ("Acxiom"). Provided that the Company has not delivered a written notice of termination to Mr. Lawrie under this Agreement prior to February 24, 2006, Mr. Lawrie agrees to stand for election to Acxiom's board of directors in 2006 and, if elected, shall serve as a director until his term expires. If elected to Acxiom's board of directors, Mr. Lawrie shall be compensated for such service as other like directors are compensated.

     Business Expenses:	The Company shall reimburse Mr. Lawrie for
reasonable travel and living expenses incurred while Mr. Lawrie is required by the Company to be away from his principal place of business. It is expected that such expenses during the Initial Term will not exceed $25,000 unless otherwise agreed to by the parties.

     Equity:

- Award: 100,000 Stock Appreciation Rights ("SARSs") in Acxiom
(the "Grant").

        - Base Price: $18.7841 for each SAR (the "Base Price").

        - Vesting: Subject to the termination provisions below, the Grant will vest in two traunches, as follows:
           * 50% of the Grant (50,000 SARs) will vest on October 1, 2005.
           * The remaining 50% of the Grant (50,000 SARs) will vest on February 24, 2006.

- Settlement Date: Subject to the termination provisions below, the Consultant shall be deemed to exercise the entire vested portion of the Grant on September 5, 2006 (the "Settlement Date"). If any portion of the Grant is not vested on the Settlement Date, such portion of the Grant shall be forfeited.

        - Payment of Grant: Subject to the termination provisions below, on the Settlement Date, the Consultant shall receive a cash payment equal to the closing price of the common stock of Acxiom on the Settlement Date less the Base Price, multiplied by the number of SARs in the Grant that are vested as of the Settlement Date, if any.

- Adjustment: The number of shares underlying the Grant and the Base Price shall be adjusted to reflect any increase or decrease in the number of Acxiom shares to preclude the enlargement or dilution of the rights and benefits under the Grant as a result of any stock dividend, recapitalization, stock split or any other extraordinary event affecting the outstanding Acxiom shares without the receipt of consideration.

     Termination:

- If Mr. Lawrie terminates his relationship with the Company
(other than due to the death or disability of the Mr. Lawrie) any time between February 24, 2006 and September 5, 2006, then the grant shall be immediately forfeited and terminated with no further compensation due to Mr. Lawrie.

- If this agreement is terminated due to Mr. Lawrie's death or disability, such termination shall not affect any vested portion of the Grant as of the effective date of such termination.

     Indemnification: The Company shall cover Mr. Lawrie under the Company's existing Indemnification policies and/or programs.

     Prior Agreements: Mr. Lawrie has provided to the Company copies of any non-compete, non-solicitation, or non-hire contracts or provisions currently applicable to Mr. Lawrie.

     Publicity: Except in the case of public filings required of the Company pursuant to the securities laws of the United States, any disclosure or public statements regarding the contents or nature of this agreement shall be coordinated between the parties.

     Governing Law: This Agreement shall be governed by and construed in accordance with the laws of New York without regard to principles of conflicts of law. The parties acknowledge that this Agreement is a joint product and shall not be construed for or against any party on the ground of sole authorship.

     Arbitration: Any controversy or claim arising out of or relating to this Agreement shall be submitted to binding arbitration under, and by a single arbitrator appointed in accordance with, the then current commercial arbitration rules of the American Arbitration Association. Any such arbitration shall be conducted in New York, NY. The parties shall share equally the costs and expenses of any such arbitration. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction.

VA PARTNERS, LLC

By:	/s/ Jeffrey W. Ubben                            Date:  09/27/05
   --------------------------------                        ----------

MICHAEL LAWRIE

By:  /s/ Michael Lawrie                               Date:  09/27/05
   --------------------------------                        ----------